   As filed with the Securities and Exchange Commission on February 22, 2000.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                   SCHEDULE TO
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                            PURSUANT TO SECTION 13(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------

                                   IMTEC INC.
                            (NAME OF SUBJECT COMPANY)
                                -----------------

                                BRADY CORPORATION
                             IMTC ACQUISITION CORP.
                      (NAMES OF FILING PERSONS - OFFERORS)
                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   452909-10-4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                -----------------

                                THOMAS E. SCHERER
                                BRADY CORPORATION
                            6555 WEST GOOD HOPE ROAD
                               MILWAUKEE, WI 53223
                                 (414) 358-6600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                -----------------

                                    COPY TO:

                            CONRAD G. GOODKIND, ESQ.
                               QUARLES & BRADY LLP
                            411 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 277-5000

===============================================================================

                            CALCULATION OF FILING FEE

----------------------------------------------------------------------------
     TRANSACTION VALUATION: $22,134,156*    AMOUNT OF FILING FEE: $4,426.84
----------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,844,513 shares of common stock, par value $0.01 per share of Imtec Inc., a Delaware corporation (the "Company"), on a fully diluted basis (consisting of 1,635,313 shares currently issued and outstanding plus an additional 209,200 shares issuable upon exercise of outstanding options) at $12.00 in cash per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID:            NOT APPLICABLE
     FORM OR REGISTRATION NO.:          NOT APPLICABLE
     FILING PARTY:                      NOT APPLICABLE
     DATE FILED:                        NOT APPLICABLE

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |X|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the result of the tender offer: |_|

CUSIP NO. 452909-10-4             13D
         ---------------------
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Brady Corporation
    39-0178960
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-** (984,703 assuming full exercise of the options to
                    purchase shares of common stock described below.)**
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-** (984,703 assuming full exercise of the options to
                    purchase shares of common stock described below.)**
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-** (984,703 assuming full exercise of the options to
     purchase shares of common stock described below.)**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%** (57.9% of the shares of common stock as computed in accordance with Rule 13d-3(d)(1)(i) under the Act assuming full exercise of the options to purchase shares of common stock described below.)**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

** On December 9, 1999, Brady Corporation, a Wisconsin corporation ("Brady"), entered into a Shareholder Option Agreement ("Shareholder Option Agreement # 1") with certain shareholders of Imtec Inc., a Delaware corporation ("Imtec"), including all of the directors and one executive officer of Imtec and all but one holder of greater than five percent (5%) of Imtec's common stock (the "Group Shareholders"), who, in the aggregate, own 875,326 shares of Imtec common stock, including certain options to purchase shares of Imtec common stock (the "Group Shares"). In addition, on December 9, 1999, Brady entered into a second Shareholder Option Agreement ("Shareholder Option Agreement #2" and together with Shareholder Option Agreement #1, the "Shareholder Option Agreements"), with the remaining holder of greater than 5% of Imtec common stock (the "Individual Shareholder" and together with the Group Shareholders, the "Shareholders") with respect to 109,377 shares of Imtec common stock (the "Individual Shares" and together with the Group Shares, the "Shares"), which constitute a portion of the shares of Imtec common stock owned by such holder. Pursuant to the Shareholder Option Agreements, the Shareholders have (i) granted Brady an option to purchase their Shares at an exercise price $12.00 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreements, (ii) agreed to tender, in accordance with the terms of the Offer, all of the Option Shares (including any subsequently acquired Shares with respect to the Group Shareholders) and
    (iii) irrevocably granted to, and appointed Brady proxy and attorney-in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreements are described in Section 10 of the Offer to Purchase dated as of February 22, 2000 filed as Exhibit(a)(1) to this Schedule TO.

CUSIP NO. 452909-10-4             13D
         ---------------------
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    IMTC Acquisition Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the "Summary Term Sheet" of the Offer to Purchase, dated February 22, 2000 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) hereto, is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

         (a) The name of the subject company is Imtec Inc., a Delaware corporation (the "Company"). The information set forth in Section 7 ("Certain Information Concerning The Company") of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference

         (c) The information set forth in Section 6 ("Price Range Of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         (a) The name of each of the filing persons are Brady Corporation, a Wisconsin corporation ("Parent"), and IMTC Acquisition Corp., a Delaware corporation and indirect, wholly owned subsidiary of Parent (the "Purchaser"). The information set forth in Section 8 ("Certain Information Concerning Parent And The Purchaser") and "Schedule I" of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in "Introduction," Section 8 ("Certain Information Concerning Parent And The Purchaser") and Schedule I of the Offer to Purchase is incorporated herein by reference. During the past five years, neither the Purchaser, Parent, nor any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION

         (a) The information set forth in "Summary Term Sheet," "Introduction,"
Section 1 ("Terms Of The Offer; Expiration Date"), Section 2 ("Acceptance For Payment And Payment For Shares"), Section 3 ("Procedures For Accepting The Offer And Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain Federal Income Tax Consequences") and Section 14 ("Certain Conditions Of The Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (a)-(b) The information set forth in "Summary Term Sheet," "Introduction," Section 8 ("Certain Information Concerning Parent And The Purchaser"), Section 10 ("Background Of The Offer; Contacts With The Company; The Merger Agreement; Shareholder Option Agreements") and Section 11 ("Purpose Of The Offer; Plans For The Company After The Offer And The Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) and (c)(1)-(7) The information set forth in "Summary Term Sheet," "Introduction," Section 6 ("Price Range Of Shares; Dividends"), Section 10 ("Background Of The Offer; Contacts With The Company; The Merger Agreement; Shareholder Option Agreements"), Section 11 ("Purpose Of The Offer; Plans For The Company After The Offer And the Merger") and Section 13 ("Effect Of The Offer On The Market For The Shares; Nasdaq Listing And Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in "Summary Term Sheet," "Introduction" and Section 9 ("Financing Of The Offer And The Merger") of the Offer to Purchase is incorporated herein by reference.

         (b)  None.

         (d)  Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) The information contained in Items 7, 9, and 11 of the cover pages hereto is incorporated herein by reference. The information set forth in the "Introduction," Section 10 ("Background Of The Offer; Contacts With The Company; The Merger Agreement; Shareholder Option Agreements") and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the "Introduction," Section 10 ("Background Of The Offer; Contacts With The Company; The Merger Agreement; Shareholder Option Agreements")and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in Section 16 ("Fees And Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

         (a) Not Applicable.

         (b) Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION

         (a) The information contained in Section 14 ("Certain Conditions Of The Offer") and Section 15 ("Certain Regulatory And Legal Matters") of the Offer to Purchase are incorporated herein by reference.

         (b) Not applicable.

ITEM 12.  EXHIBITS

(a)(1) - Offer to Purchase, dated February 22, 2000.

(a)(2) - Form of Letter of Transmittal, dated February 22, 2000.

(a)(3) - Form of Notice of Guaranteed Delivery.

(a)(4) - Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) - Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) - Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) - Text of Press Release, dated February 11, 2000. (Incorporated herein by reference to Exhibit (a)(1) of Schedule TO filed with the Commission by Brady Corporation and IMTC Acquisition Corp. on February 11, 2000.)

(a)(8) - Text of Press Release, dated December 9, 1999. (Incorporated herein by reference to Exhibit (a)(2) of Schedule TO filed with the Commission by Brady Corporation and IMTC Acquisition Corp. on February 11, 2000.)

(a)(9) - Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 22, 2000. (Incorporated herein by reference to Schedule 14D-9 filed by Imtec Inc. with the Commission on February 22, 2000.)

(b)    - Not Applicable.

(d)(1) - Agreement and Plan of Merger, dated as of February 11, 2000, by and among Brady Corporation, IMTC Acquisition Corp. and Imtec Inc.

(d)(2) Shareholder Option Agreement, dated December 9, 1999, among Brady Corporation and the persons listed on Schedule I of such Agreement. (Incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the Commission by Brady Corporation on December 20, 1999.)

(d)(3) - Shareholder Option Agreement, dated December 9, 1999, between Brady Corporation and Laifer Capital Management, Inc. (Incorporated herein by reference to Exhibit 2 of Schedule 13D filed with the Commission by Brady Corporation on December 20, 1999.)

(d)(4) - Confidentiality Agreement, dated November 2, 1999, between Brady Corporation and Imtec Inc.

(g)    - Not Applicable.

(h)    - Not Applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

          Not Applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2000

                                       IMTC Acquisition Corp.


                                       BY: /s/ Frank M. Jaehnert
                                           ----------------------------------
                                           Frank M. Jaehnert, Vice President
                                           and Treasurer

                                       BRADY CORPORATION.


                                       BY: /s/ Frank M. Jaehnert
                                           ----------------------------------
                                           Frank M. Jaehnert, Vice President
                                           and Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT
  NO.

(a)(1) - Offer to Purchase, dated February 22, 2000.

(a)(2) - Form of Letter of Transmittal, dated February 22, 2000.

(a)(3) - Form of Notice of Guaranteed Delivery.

(a)(4) - Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) - Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) - Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) - Text of Press Release, dated February 11, 2000. (Incorporated herein by reference to Exhibit (a)(1) of Schedule TO filed with the Commission by Brady Corporation and IMTC Acquisition Corp. on February 11, 2000.)

(a)(8) - Text of Press Release, dated December 9, 1999. (Incorporated herein by reference to Exhibit (a)(2) of Schedule TO filed with the Commission by Brady Corporation and IMTC Acquisition Corp. on February 11, 2000.)

(a)(9) - Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 22, 2000. (Incorporated herein by reference to Schedule 14D-9 filed by Imtec Inc. with the Commission on February 22, 2000.)

(b)    - Not Applicable.

(d)(1) - Agreement and Plan of Merger, dated as of February 11, 2000, by and among Brady Corporation, IMTC Acquisition Corp. and Imtec Inc.

(d)(2) - Shareholder Option Agreement, dated December 9, 1999, among Brady Corporation and the persons listed on Schedule I of such Agreement. (Incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the Commission by Brady Corporation on December 20, 1999.)

(d)(3) - Shareholder Option Agreement, dated December 9, 1999, between Brady Corporation and Laifer Capital Management, Inc. (Incorporated herein by reference to Exhibit 2 of Schedule 13D filed with the Commission by Brady Corporation on December 20, 1999.)

(d)(4) - Confidentiality Agreement, dated November 2, 1999, between Brady Corporation and Imtec Inc.

(g)    - Not Applicable.

(h)    - Not Applicable.


                                      EI-1